Exhibit to Accompany
Item 77J
Form NSAR

Lifetime Achievement Fund, Inc. (the "Fund")


According to the provisions of Statement of Position 93-2 (SOP 93 - 2) "Determination, Disclosure and Financial Statement Presentation of Income, Capital Gain and Return of
Capital Distributions by Investment Companies," the Fund is required to report the accumulated net investment income (loss) and accumulated net capital gain (loss) accounts to approximate amounts available for future distributions on a tax basis or to offset future realized capital gains. Accordingly, at December 31, 2004, reclassifications were recorded to decrease paid-in capital by $461,400, decrease undistributed net investment loss by $553,436 and increase undistributed net realized loss by $92,036 for the Fund.

These reclassifications have no impact on the net asset value of the Fund and are designed to present the Fund's capital accounts on a tax basis.